UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as exhibits to this report on Form 6-K are the following documents: (i) our Proxy Statement and (ii) our Proxy Card, which are included in our Shareholder Mailing for the January 19, 2011 Extraordinary General Meeting of Shareholders (“EGM”).
The information in this report (including Exhibits 1 and 2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.
Financial Statements and Exhibits

Exhibit #	Description

1	Eurand N.V. Proxy Statement for the January 19, 2011 EGM

2	Eurand N.V. Proxy Card for the January 19, 2011 EGM

EXHIBIT INDEX

1	Eurand N.V. Proxy Statement for the January 19, 2011 EGM

2	Eurand N.V. Proxy Card for the January 19, 2011 EGM

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 3, 2011

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary